ZEN/TREBOR LICENSE AND SUPPLY AGREEMENT

THIS LICENSE AND SUPPLY AGREEMENT (the "Agreement") is effective as of the 24th day of September, 2021 (the "Effective Date") between ZEN Graphene Solutions Ltd., an Ontario corporation with its principal place of business at 24 Corporate Court, Guelph, Ontario Canada N1G 5G5 ("Zen") and Trebor Rx Corp., an Ontario corporation with its principal place of business at 395 Raglan Street, Unit 1D Collingwood Ontario, Canada L9Y 3Z1] ("Licensee").

WHEREAS Zen is the owner of its anti-microbial coating products and the associated Zen trademarks;

AND WHEREAS Trebor wishes to manufacture, distribute, offer to sell, and sell face masks and face mask filters and other products containing Zen's anti-microbial coating, in association with Zen's trademarks;

AND WHEREAS Zen wishes to license use of its anti-microbial coating products and the associated Zen trademarks to Trebor for and in association with Trebor's face masks and filters; NOW THEREFORE, in consideration of the mutual covenants and conditions contained herein, the sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.0 GRANT OF LICENSE

1.1 License to Zen's Anti-Microbial Coating. Subject to the terms and conditions of this Agreement, Zen grants to Trebor a non-transferable, worldwide license to use Zen's anti-microbial coating in all of Trebor products listed in Schedule "A" ("Trebor's Products") and to display Zen's trademarks in association with Trebor's Products containing Zen's antimicrobial coating and Trebor may sell Trebor's Products with Zen's anti-microbial coating throughout the world.

Trebor is hereby granted an exclusive license to manufacture, sell and distribute worldwide Zen's anti-microbial coating for filter(s) to be used in an Elastomeric Respirator Mask whether fixed or replaceable. This exclusive license shall be in full force and effect as long as Trebor sells a minimum of 60,000,000 filters per year. A 10% yearly growth factor is required to maintain exclusivity.

1.2 Branding Materials. Zen shall provide Trebor with branding materials, including logo files, for any of Zen's trademarks for use on, and sale of, the Trebor's Products containing Zen's anti-microbial coating.

1.3 Limitations. Trebor shall only use the Zen's trademarks in accordance with the provisions of this Agreement and in such a manner as to protect and preserve Zen's rights in the Zen's trademarks and:

a. shall only use copies of the Zen's trademarks that have been approved by Zen;

b. shall not permit the Zen's trademarks to be displayed or used by third parties, except as permitted under this Agreement; and
c. shall remove any material bearing the Zen's trademarks if Zen notifies Trebor that it does not approve of any material.

1.4 Revocation. If Zen revokes its approval of use of the Zen's trademarks on the Trebor's Products containing Zen's anti-microbial coating, then Trebor may at its discretion cease any further manufacture of such Trebor's Products containing Zen's anti-microbial coating.

If Trebor ceases to manufacture products with Zen's anti-microbial coating, Zen shall permit Trebor to sell or distribute any remaining inventory, including outstanding orders and orders in transit, of such Trebor's Products containing Zen's anti-microbial coating or Zen shall indemnify Trebor for all costs and expenses associated thereof.

1.5 Indicator of Source and Ownership. Wherever Trebor displays any of the Zen's trademarks, including without limitation in association with Trebor's Face Mask Products containing Zen's anti-microbial coating, Trebor shall include the superscript "TM" (or "®" as applicable and where permitted) after the mark and shall identify Zen as the owner of the mark.

2.0 ORDERS.

2.1 Purchase Orders.

[redacted commercially sensitive information]

2.2 Accepting, Modifying, and Rejecting Purchase Orders.

a) By Notice. Within five (5) business days of receiving a Purchase Order from Trebor, Zen shall accept, reject, or propose a modification to the Purchase Order by sending Trebor written notice of its acceptance, rejection, or proposed modification.

b) Deemed Acceptance. If Zen fails to notify Trebor of its acceptance, rejection, or proposed modification, Trebor may deem that Zen accepted the Purchase Order.

c) Modification of Purchase Order. Zen may propose a modification to a Purchase Order by including in its notice to Trebor a modified Purchase Order for Trebor to accept or reject.

i. By Notice. Within three (3) business days of receiving a modification to a Purchase Order from Trebor, Zen shall accept, reject, or propose a modification to the Purchase Order by sending Zen written notice of its acceptance, rejection, or proposed modification.

ii. Deemed Acceptance. If Trebor fails to notify Zen of its acceptance, rejection, or proposed modification, Zen may deem that Trebor accepted the modification to the Purchase Order.

d) Canceling Purchase Orders. Trebor may, at no expense to itself, cancel part or all of a Purchase Order up to five (5) business days before the Delivery Date.

2.3 Risk of Loss Shifts on Delivery. The risk of loss or damage and title for Zen's antimicrobial coating in the Purchase Order will pass upon delivery to Trebor or its designee. Zen will remain liable for any damages, losses, or defects to Zen's anti-microbial coating in the Purchase Order until such is delivered to Trebor, after which Trebor will be solely liable.

2.4 Order Payment

[redacted commercially sensitive information]

3.0 QUALITY CONTROL.

3.1 Quality Control Standards. Zen will maintain and follow and will cause its third-party vendors to maintain and follow, a quality control and testing program (the "Quality Control Procedures") the details of which shall be provided to Trebor.

a) The Quality Control Procedures shall include Zen testing its coating on masks supplied by Trebor pursuant to Zen's bacterial and viral filtration efficiency at [redacted commercially sensitive information about the royalty agreements]. (the "Testing").

b) Zen will share the relevant Testing data with Trebor and work with Trebor to obtain the necessary regulatory approvals from Health Canada and other regulatory agencies. Zen will also cooperate with Trebor to determine the optimal conditions for effectively integrating Zen's anti-microbial coating on the fabrics supplied by Trebor. For greater certainty, Trebor may supply any additional fabrics to Zen at any time.

3.2 Delivery in Compliance with Standards. Zen will supply its anti-microbial coating to Trebor manufactured in accordance with the Quality Control Procedures.

3.3 Certification of Compliance with Standards. Each shipment of Zen's anti-microbial coating delivered to Trebor will be accompanied by a written certificate of compliance, executed by an authorized officer of Zen, confirming that the Product is manufactured in accordance with the Quality Control Procedures including appropriate testing certificates.

3.4 Quality Control Standards. Trebor will maintain and follow the QMS manufacturing protocols as required by ISO 9001:2015 or ISO 13485:2016 Medical devices. Trebor is expecting to be accredited by end of year 2021 for ISO 13485:2016. Any delays in accreditation must be communicated to Zen within 7 business days.

4.0 INSPECTION.

4.1 Right to Inspect Supplier's Facility. Both parties may, on reasonable advance Notice, and with the other party's consent (such consent not to be unreasonably withheld), inspect the part of the facility (or any third-party facility contracted by the other party) engaged in the manufacturing of each company's respective products.

4.2 Conduct of Inspection. The inspecting party must conduct any inspection at a time during normal business hours when the other party's production is taking place and, in a manner, so as not to unreasonably disrupt its business. During its inspection, the inspecting party may view and audit the production logs. The inspecting party will otherwise restrict the scope, manner, and duration of its inspection to what is reasonably necessary to achieve its purpose. Any costs associated with the inspection will be for inspecting party's account.

4.3 Quality Control Checks. Zen will:

a) conduct regular quality control checks of its Product production process to ensure that quality standards are upheld; and

b) provide commercially reasonable reports based on these checks to Trebor, on a quarterly basis but no more than FOUR (4) times each calendar year.

5.0 ACCEPTANCE AND REJECTION.

5.1 Acceptance of Delivery. Zen will be deemed to have completed its delivery obligations if, any time after delivery of Zen's anti-microbial coating in a Purchase Order:

a) Trebor sells, runs, or otherwise receives Zen's anti-microbial coating in a way a reasonable person would consider consistent with Trebor having accepting ownership of Zen's anti-microbial coating from Zen; or

b) Trebor notifies Zen it is accepting the delivery of Zen's anti-microbial coating.

ALL DELIVERIES WILL BE ACCOMPANIED WITH ZEN QC REPORTS (BATCH/DATE ETC.)

5.2 Rejection. If Trebor rejects delivery of Zen's anti-microbial coating in a Purchase Order:

a) Trebor will deliver to Zen a written list describing the basis of the rejection (the "Rejection Basis"); and

b) Zen will use reasonable efforts to promptly correct the Rejection Basis and redeliver Zen's anti-microbial coating for Trebor to re-inspect and evaluate.

5.3 Recalls. Trebor will promptly comply with any recalls of the Product issued by any applicable governmental authority. In addition, Trebor may authorize any recalls it deems appropriate. The cost of the recall will be the responsibility of the party who is responsible for causing the recall/defective product. If the responsibility is shared or ambiguous, then the cost of the recall shall be split equally between Trebor and Zen.

6.0 TERM AND TERMINATION.

6.1 Term. The term of this Agreement is indefinite and shall continue until either party decides to terminate this relationship in accordance with the provisions of section 6.0.

6.2 Termination upon Notice. Either party may terminate this Agreement upon (60) business days' notice to the other party under any of the following conditions.:

6.3 Termination upon Breach

a) Failure to Pay. If Trebor fails to pay when due any amount owing under this Agreement and that failure continues for TWENTY (20) business days, Zen may terminate this Agreement, with immediate effect, by giving notice to Trebor.

b) Any Other Breach. If one party

i. commits any material breach or material default in the performance of any obligation under this Agreement (other than Trebor's obligation to pay money), and

ii. the breach or default continues for a period of twenty (20) business days after the other party delivers Notice to it reasonably detailing the breach or default, then the other party may terminate this Agreement, with immediate effect, by giving notice to the first party.

6.4 Termination upon Insolvency Event. This Agreement will terminate immediately upon the occurrence of an Insolvency Event.

6.5 Effect of Termination

a) Termination of Obligations. Subject to paragraph 6.5b, on termination or expiration of this Agreement, each party's rights and obligations under this Agreement will cease immediately.

b) Payment Obligations. Even after termination or expiration of this Agreement, each party will

i. pay any amounts it owes to the other party, including payment obligations for services already rendered, work already performed, goods already delivered, or expenses already incurred, and

ii. refund any payments received but not yet earned, including payments for services not rendered, work not performed, or goods not delivered, expenses forwarded.

c) No Further Liability. On termination or expiration of this Agreement, neither party will be liable to the other party, except for liability:

i. that arose before the termination or expiration of this Agreement, or

ii. arising after the termination or expiration of this Agreement and in connection with any sections that survive this Agreement.

7.0 PRICING.

[redacted commercially sensitive information]

8.0 REPRESENTATIONS.

8.1 Mutual Representations. Each of the parties hereby represents and warrants to the other party, and acknowledges that the other party is relying upon these representations and warranties in connection with entering into this Agreement, as follows:

a) Existence. It has been duly incorporated and is validly existing under the laws of its governing jurisdiction, has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and it has all requisite corporate power and authority to carry out its obligations under this Agreement.

b) Authority and Capacity. It has the authority and capacity to enter into this Agreement.

c) Execution, Delivery, and Enforceability. Upon the execution and delivery thereof, this Agreement shall constitute a valid and binding obligation of such party and each shall be enforceable against such party in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

d) No Conflicts. It is not under any restriction or obligation that it could reasonably expect might affect its performance of its obligations under this Agreement.

e) No Breach. The execution and delivery of this Agreement, and the compliance with all provisions contemplated hereunder does not and will not result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

i. any of the terms, conditions or provisions of its constating documents or resolutions of its shareholders, directors or any committee of directors;

ii. to the best of its knowledge, any statute, rule, regulation or law applicable to it, including, without limitation, applicable securities laws, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over such party; or

iii. any material agreement to which it is a party.

f) No Disputes or Proceedings. No legal or governmental proceedings are pending to which it is a party or to which any of its property is subject that would result individually or in the aggregate in a material adverse change in the operation, business or condition of such party, and to its knowledge, no such proceedings have been threatened against or are contemplated with respect to such party or any of its properties.

g) No Bankruptcy. It has not taken or authorized any proceedings related to its bankruptcy, insolvency, liquidation, dissolution, or winding up.

8.2 Zen's Representations. Zen hereby represents and warrants to Trebor, and acknowledges that Trebor is relying upon these representations and warranties in connection with entering into this Agreement, as follows:

a) Ownership. Zen is the sole owner of the products it delivers to Trebor, free of any claims by a third party and free of any encumbrance, and has the right to transfer these products.

b) No Prior Transfer. Zen has not sold, transferred, or assigned, and is not obligated to sell, transfer, or assign any of the products it delivers to Trebor to any third party that would conflict with a transfer under this Agreement.

9.0 INTELLECTUAL PROPERTY.

9.1 No Transfer of Rights by Zen. Nothing in this Agreement shall, or shall be deemed or construed to, grant, assign, transfer, or convey to or vest in Trebor or to any third party any interest in the ownership of Zen's intellectual property. Zen expressly retains all rights not expressly granted to Trebor hereunder in all logos, service marks, trademarks, copyrights, patents, and other such intellectual property used or owned by Zen.

9.2 Transfer of Rights by Trebor. Nothing in this Agreement shall, or shall be deemed or construed to, grant, assign, transfer, or convey to or vest in Zen or to any third party any interest in the ownership of Trebor's intellectual property. Trebor expressly retains all rights not expressly granted to Zen hereunder in all logos, service marks, trademarks, copyrights, patents, and other such intellectual property used or owned by Trebor.

9.3 Use of Background Knowledge. The parties acknowledge and agree that: (a) Each party has certain knowledge, skills and expertise that forms an integral and continuing part of its businesses; (b) in the process of performing their respective obligations under this Agreement and other services for the other party and for others, each party has developed, and will continue to develop Background Knowledge (as defined herein). Each party agrees that nothing in this Agreement shall limit, restrict or otherwise prevent the other party from using any Background Knowledge (including any Background Knowledge that each acquires in connection with this Agreement), including to provide services to any other person. Background Knowledge means general skills, know-how, expertise, professional experience and generic information of general application that are neither unique nor specific to the other party (including underlying concepts and ideas, knowledge, techniques, skills, methods and know-how).

9.4 Modifications. The parties acknowledge and agree that all enhancements, changes, and modifications to a party's intellectual property, including, but not limited to, to designs, logos, and trademarks, made by that same party under or for the purposes of this Agreement, including all intellectual property and other proprietary rights therein are, and shall be, owned solely and exclusively by that same party.

10.0 CONFIDENTIALITY.

10.1 Confidential Information. All documents and information received by Trebor from Zen or vice versa, and their respective representatives ("Confidential Information") will be treated by such party, as the case may be, as confidential, regardless of whether such documents or information are marked or otherwise designated as confidential, and will not be disclosed to any other person by such party, except to their respective representatives, who are subject to confidentiality obligations similar to this paragraph protecting the Confidential Information of the parties, and will not be used for any purpose whatsoever by Trebor or Zen, other than for the purposes of fulfilling their respective obligations under this Agreement; provided that, in the event that a party receives a request or is legally required to disclose Confidential Information, it will notify the other party of such request or requirement and the other party may, at its own expense, seek to obtain any protective order to prevent or limit such disclosure. The parties will be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation; provided further that, all monetary damages will be limited to actual direct damages. In the event of termination of this Agreement, the parties agree to immediately return or destroy all Confidential Information and any summaries thereof, except for electronic copies of the same that are impracticable to destroy, which shall be deleted from the receiving party's electronic storage device(s), to the extent possible, and continue to be subject to the foregoing provisions of this subsection 10.1.

10.2 Exceptions. Notwithstanding the foregoing, "Confidential Information" will not include information that: (i) was already in the public domain at the time furnished or that subsequently becomes part of the public domain through no act or omission by a party or its representatives in violation of this Agreement or any other confidentiality obligation; (ii) was in a recipient party's possession at the time furnished and was not directly or indirectly acquired by the recipient party under an obligation of confidence owed directly or indirectly to the disclosing party (whether arising by way of contract, legal, equitable or fiduciary obligation or otherwise); or (iii) was acquired by the recipient party on a non-confidential basis from a source other than the disclosing party of its representatives (provided that same source is not, to the recipient party's knowledge, bound by a confidentiality agreement with the disclosing party or any of its representatives).

10.3 Compliance with Laws. Each party will:

a) comply with all laws and regulations relating to anti-microbial coating, of Trebor's Product.

b) keep records evidencing its compliance;

c) on the other party's reasonable request, provide these records of compliance to the other party; and

d) notify the other party if it becomes aware of any non-compliance in connection with this section.

11.0 PUBLICITY.

11.1 Consent. All public notices of either party to third parties, including, but not limited to, any use by one party of the other party's name, logo, or trademarks, and all other publicity concerning this Agreement shall be agreed upon by both parties. Neither party shall act unilaterally in this regard without the prior approval of the other party, except where required to do so by law or by the applicable regulations, rules or policies of any governmental or other regulatory agency having jurisdiction, including any applicable stock exchange or regulatory authority, in each case in circumstances where prior consultation with the other party is not practicable and a copy of such disclosure is provided to the other party.

11.2 Cooperation. The parties will cooperate to draft all appropriate press releases and other public announcements relating to the subject matter of this Agreement and the relationship between the parties.

11.3 No Unreasonable Delay. The parties will not unreasonably withhold or delay their consent to press releases or public announcements.

12.0 INDEMNIFICATION.

[redacted commercially sensitive information]

12.5 Exclusive Remedy. The parties' right to indemnification is the exclusive remedy available in connection with the indemnifiable proceedings described in this section 12.0.

13.0 LIMITATIONS OF LIABILITY.

[redacted commercially sensitive information]

14.0 MISCELLANEOUS.

14.1 Recitals. The recitals of, or preamble to, this Agreement, including all defined terms referenced therein, are incorporated herein and made a part of hereof with the same force and effect as if such recitals or preamble were herein repeated fully and at length.

14.2 Notice. All notices or approvals required or permitted under the Agreement shall be in writing and delivered by email transmission, overnight delivery service, or certified mail to any of the following addresses, and in each instance will be deemed given upon receipt, except for notices sent by email, where the date of receipt will be deemed the date on which such notice is transmitted.

For:       ZEN Graphene Solutions Ltd.

By email to:    gfenton@zengraphene.com

By post to:      24 Corporate Court, Guelph Ontario N1G 5G5 Zen}

For:       Trebor Rx Corp.

[redacted commercially sensitive information]

14.3 Modifications. No modification or variation of this Agreement shall be valid unless made in writing and executed by the parties in the same manner as this Agreement.

14.4 Counterparts. The Agreement may be executed in one or more counterparts, including by facsimile or electronic transmission, each of which when executed shall be deemed to be an original and all of which, taken together, shall constitute one and the same instrument. This Agreement, including any counterparts, may be executed by electronic signature.

14.5 Currency. All dollar amounts referred to herein are in Canadian funds, unless otherwise stated.

14.6 Time. Time shall be of the essence.

14.7 Costs and Expenses. Each party shall each be responsible for its own costs and expenses related to this Agreement, including the subject matter herein, including, but not limited to, legal counsel, accountants, business valuators, and financial advisors.

14.8 No Waiver. No delay or omission by a party to exercise any right or power it has under the Agreement or to object to the failure of any covenant of the other party to be performed in a timely and complete manner, shall impair any such right or power or be construed as a waiver of any succeeding breach or any other covenant. All waivers must be in writing and signed by the party waiving its rights. No single or partial exercise of any right or remedy will preclude any other or further exercise of any right or remedy.

14.9 Force Majeure. Neither party shall be liable for delays in or for failures to perform hereunder due to causes: i.) beyond the party's reasonable control; ii.) that could not reasonably have been foreseen by the party at the time of the Effective Date of the Agreement; and iii.) the effects of which could not have been commercially reasonably avoided or overcome by the party, where such causes include acts of God, acts or omissions of the other party or a third party, service failures, Internet or telecommunications outages, acts of civil or military authorities, fire, strikes, power surges or power outages, pandemics or epidemics, public health emergencies, revocation of regulatory approval, climate change, flood, earthquakes, riot, or war.

14.10 Governing Law and Jurisdiction.

a) Choice of Law. The Agreement shall be exclusively governed by, construed and interpreted in accordance with the laws of the Province of Ontario, Canada. For the purpose of all legal proceedings, the Agreement shall be deemed to have been performed in the Province of Ontario, Canada and the parties hereto expressly confirm that the law of the Province of Ontario, and the laws of Canada applicable therein, is the proper law without regard to conflict of laws rules or private international law principles. The laws of any other jurisdiction do not apply to the Agreement.

b) Jurisdiction. The parties hereto irrevocably attorn to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters and disputes arising hereunder and the parties agree that any proceeding, including any motion, hearing, or otherwise, in respect thereof will only be brought before such Court sitting in Toronto, Ontario.

c) Consent to Service. The parties hereto irrevocably agree that process may be served on it in any manner authorized by the laws of the Province of Ontario and waive any objection that it might otherwise have to service of process under the laws of the Province of Ontario.

14.11 Severability. If any provision of this Agreement is declared to be invalid or unenforceable by any court or tribunal having jurisdiction (the "Offending Provision"), then the remainder of this Agreement shall not be affected thereby and each other term and provision of this Agreement shall remain in full force and effect as if this Agreement had been executed without the Offending Provision. The parties shall negotiate in good faith to replace the invalid or unenforceable provision with a valid and enforceable provision that has the effect nearest to that of the provision being replaced.

14.12 Legal Representation. By signing this Agreement, the parties hereto acknowledge, agree and represent that they have been afforded the opportunity to obtain independent legal advice and that they have consulted a lawyer and an accountant with respect to the terms and conditions of this Agreement, or have voluntarily elected to waive the opportunity to seek such advice.

14.13 No Presumption Against Drafter. The Agreement shall be constructed as a whole and not strictly for or against any of the parties. In any construction of this Agreement, the Agreement shall not be construed against or in favour of any party based on the identity of the drafter of the Agreement or any term or provision of it.

14.14 Authority to Bind. To the best of their knowledge and belief, no prohibition or restriction in law or contract prevents the parties from entering into this Agreement or any term thereof.

14.15 Further Assurances. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably require in order to effectuate the terms and purposes of this Agreement.

14.16 Language. It is the express wish of the parties hereto that the Agreement and all related documents, including notices and other communications, be drawn up only in English. La volonté expresse des parties aux présentes est que ce "Agreement" et tous les documents s'y rattachant, y compris les avis et les autres communications, ne soient rédigés qu'en anglais.

14.17 Successors and Assigns. The Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto, their respective successors, and permitted assigns. Neither party may assign this Agreement or any of their rights or obligations under this Agreement without the other party's written consent.

14.18 No Third-party Beneficiaries. Unless explicitly stated otherwise elsewhere in this Agreement, no person or other entity other than the parties themselves have any rights or remedies under this Agreement.

14.19 Relationship of the parties

a) Independent Contractor. It is expressly understood and agreed that each party shall be acting as an independent contractor in performing its obligations hereunder.

b) No Other Relationship. Nothing in this Agreement creates any special relationship between the parties, such as a partnership, joint venture, or employee/employer relationship between the parties.

c) No Authority. Neither party has the authority to, and will not, act as agent for or on behalf of the other party or represent or bind the other party in any manner.

14.20 Headings and Formatting. The division of this Agreement into separate sections, subsections, paragraphs, articles, and Schedules and the insertion of headings is for convenience of reference only and the parties agree that all of the foregoing shall not affect the construction or interpretation of this Agreement.

14.21 Survival. The parties' obligations under sections 9.0, 10.0, 11.0, 12.0, 13.0, and 14.0 shall survive termination of this Agreement.

14.22 Entire Agreement. This Agreement (which includes, by reference, the attached Schedules, as may be amended from time to time) constitutes the entire agreement between the parties relating to the subject matter hereof and to the termination of this Agreement and supersedes all prior or contemporaneous agreements, proposals, proof of concepts, understandings, letters of intent, negotiations and discussions between the parties hereto, whether oral or written. Unless superseded by subsequent written agreement, this Agreement will continue to govern the relationship of the parties in respect of the matters contained herein. The parties acknowledge and expressly agree that, apart from what is expressly stated in this Agreement, the parties have not relied on any representation made to them by the other party or any of their employees, officers, directors, or agents relating to any aspect of the subject matter hereof or to the termination of this Agreement.

14.23 Effective Date. This Agreement is effective as of the Effective Date, even if the Agreement is signed after that date by any of the parties.

Schedule "A" List of Products covered by the Agreement that are to be coated by Zen's Anti-microbial material

[redacted commercially sensitive information]

Products to be discussed, wound dressings, medical packaging plasters

Additional products can be added by the consent of both parties by written agreement.

(Signature page for Zen/Trebor License and Supply Agreement.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective authorized signatories:

ZEN GRAPHENE SOLUTIONS LTD.	TREBOR RX CORP.

Per: "Greg Fenton"	Per: "George Irwin"
Name: Greg Fenton	Name: George Irwin
Title: Chief Executive Officer	Title: CEO Trebor RX Corp.
Date: September 25, 2021	Date: September 24, 2021
I have the authority to bind the corporation.	I have the authority to bind the corporation.

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